October 23, 2024

Gerard Kim Meng Lim
Chief Executive Officer
Agroz Inc.
No. 2, Lorong Teknologi 3/4A
Taman Sains Selangor, Kota Damansara
47810 Petaling Jaya, Selangor, Malaysia

       Re: Agroz Inc.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted September 30, 2024
           CIK No. 0002009233
Dear Gerard Kim Meng Lim:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 16, 2024 letter.

Amendment No.1 to Draft Registration Statement on Form F-1
Prospectus Summary
Operating and Managing Indoor CEA Vertical Farms, page 2

1. We note your revised disclosure in response to prior comment 24. In regard to the disclosure of the lease agreement with AEON, please disclose the percentage of monthly revenue generated at the EduFarm that is used as consideration for rent.
 October 23, 2024
Page 2
Our Products and Services, page 6

2. We note your revisions in response to prior comment 4. We note your additional disclosure of the Braiven Co., Ltd. agreements on page 70. We reissue in part. Please provide a cross-reference to the more detailed section of these agreements such as the discussion on page 70.
Risk Factors
Risks Related to Our Business and Industry
We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business., page 16

3. We note your revisions in response to prior comment 7. We note your removal of the disclosure that you own unregistered source code. Please clarify here and throughout the prospectus if you have registered the copyrights to the source code that you own.
       We note your disclosure on page 61 that you may voluntarily register your source codes with MyIPO through its Copyright Voluntary Notification system. Risks Related to The Shares
You may have a diminished return on your investment due to the Company's issued and outstanding RCPS..., page 21

4. We note your additional risk factor in response to prior comment 8. We reissue in
       part. Please discuss the RCPS in the    Prospectus Summary    section.
Use of Proceeds, page 28

5. We note your response and revisions in response to prior comment 9. We reissue in part. Please disclose here and in the prospectus summary that your acquisition plans are currently tentative. If you are unable to provide a description of the businesses of the potential acquisition targets or information on the status of the acquisitions, please delete the reference to acquiring "certain" companies and revise your disclosure to clarify that you have not identified any specific acquisition targets at this time. Please additionally disclose here, and in the prospectus summary, as you do on page 69, that you currently plan to settle liabilities and operating expenses for related parties using your operating income.
Present and Ongoing Related Party Transactions, page 70

6. We note your response and revisions in regard to prior comment 14. We reissue in part. We note your disclosure that you "cannot guarantee that its related party transactions were not in fact entered into on more favorable terms than terms in non-
       related party transactions." However, we also note in your response that "the
       Company does not believe that these transactions are entered into on more favorable terms as transactions with non-related parties." Please revise to discuss how pricing and supply are determined.
 October 23, 2024
Page 3
7. We note your disclosure that during the 2023 Fiscal Year, Agroz Group paid
       $342,307 of various operating expenses on behalf of an affiliated entity. Please expand your disclosure to explain why Agroz Group paid these amounts, including whether you believe there was any benefit received by Agroz Group in exchange for the payments.
8. We note your disclosure that your audit committee will review all related-party transactions on an ongoing basis and that all such transactions will be approved by the audit committee. Please expand on this disclosure to explain the process by which you expect management will propose and negotiate related party transactions prior to audit committee review or approval.
Consolidated Financial Statements, page F-1

9.     Please update and file your interim financial statements as required by
Item 8.A.5 of
       Form 20-F.
Notes to the Consolidated Financial Statements
3. Significant Accounting Policies
3.10 Cash, page F-13

10. We note your response to comment 20 and reissue the comment in part. You revised the disclosure and defined "cash include deposits held by banks that can be readily convertible into known amounts of cash." Please expand to define what qualifies as a
       "readily convertible" deposits. Refer to IAS 7.7. In that regard, we also note that you discuss cash equivalent in some part of your filing however without a definition for it in the financial statements.
3.13 Revenue and other income, page F-14

11. You disclose that you operated and managed two CEA vertical farms at AEON Alpha
       Angle and the Kota Damansara farm in the 2023 Fiscal Year. You also disclose your arrangement with AEON where AEON pays Agroz Group the account balance of the total gross receipt of sales of fresh produce sold at the sales center, after deducting all costs, (30%) margins, reimbursement, and other costs. Please expand your revenue recognition accounting policy here to cover such arrangements for your operated and managed vertical farms.
15. Financial Risk Management and Fair Values of Financial Instruments
(i) Trade Receivables, page F-34

12. We note your response to comment 22. You indicated that 24% of your December 31 accounts receivable remained uncollected as of September 2024, with the majority of the outstanding amount are owed by third party industrial business customers. Please explain the underlying reasons why portion of the December 31, 2023 accounts receivable from third-party industrial business customer remains uncollected for an extended period of time. Additionally, please expand your disclosure to provide more detailed information regarding the time it takes to collect your accounts receivable, as your disclosure is not representative of the collection days in your response.
 October 23, 2024
Page 4

22. Related Party Balances and Transactions, page F-45

13. We note your response to comment 23 and the revisions made. Please further revise to clarify your note for ** where you state that the company's shareholdings in Agroz
       Ventures and Agroz Vertical Farms are proxy holdings, with such shares held in trust.
       Specifically disclose the details for the arrangement, including the percentage of your holdings, and how such arrangement would impact your considerations whether any accounting is required for such holding.
General

14. Please file your exhibits in proper text-searchable format, including exhibits 10.5,
       10.7, 10.10, 10.11, 10.12, 10.13, and 10.14. Refer to Item 301 of
Regulation S-T.
15. We note your response to previous comment 4 that "there is no perpetual license to
       use Agroz   s software pursuant to the software development agreements."
Section 5(a)
       of the Software Development Agreement dated April 15, 2024, included as Exhibit
       10.12, provides that all intellectual property rights in the Software developed under the agreement will be owned by Agroz. However, Section 5(b) provides that "[t]he owning party grants the other a non-exclusive, worldwide, perpetual license to use the
       Software." A corresponding provision is included in Section 5 of the January 18, 2023
       Software Development Agreement included as Exhibit 10.11. Please clarify why there is no license to use the software given these provisions.
       Please contact Christie Wong at 202-551-3684 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Conlon Danberg at 202-551-4466 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Ross Carmel, Esq.